Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174‐1101
(212) 818‐8800

Facsimile	direct dial number

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

February 8, 2018

Ms. Mara L. Ransom
Assistant Director
Office of Consumer Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Union Acquisition Corp.
Registration Statement on Form S-1
Filed January 29, 2018
File No. 333-222744

Dear Ms. Ransom:

On behalf of Union Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated February 7, 2018, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Proposed Business

Introduction, page 46

1.

We note your response to comment 4, but it is not completely responsive to our comment. You disclose that your directors and officers, their affiliates, and your underwriters, have extensive transactional experience and a broad network of contacts to assist in your search for a target business. You also disclose that none of your officers or directors has any prior experience with consummating a business combination for a blank check company. Please provide additional detail regarding how you plan to identify and evaluate possible acquisition candidates. In this regard, please clearly disclose whether the Business Combination Marketing Agreement obligates the parties thereto to assist in identifying and evaluating possible acquisition targets. If it does not, revise your disclosure to provide additional detail regarding the role of Ladenberg Thalmann and Brookline Capital in assisting in your search for a target business.

We have revised the disclosure on page 46 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant
cc:	Kyle P. Bransfield